Exhibit 3.2

EMBASSY BANCORP, INC.

AMENDMENTS TO THE

AMENDED AND RESTATED BYLAWS

On July 15, 2016, the Board of Directors of Embassy Bancorp, Inc. (the “Corporation”), in accordance with the Amended and Restated Bylaws of the Corporation (the “Bylaws”) and the Pennsylvania Business Corporation Law of 1988, as amended, approved and adopted the following amendments to the Bylaws, to be effective immediately.

1.Section 1.6 of the Bylaws of the Corporation is hereby amended and restated to read in its entirety as follows:

Section 1.6.  Voting Rights.  Except as provided by applicable statute or by the articles of incorporation, a majority of votes cast shall decide every question or matter submitted to the shareholders at any meeting. A shareholder may vote in person or by proxy duly authorized in writing in accordance with the law, and be entitled to one vote for each share standing in his name on the books of the Corporation.

2.Section 2.11 of the Bylaws of the Corporation is hereby amended and restated to read in its entirety as follows:

Section 2.11.  Lead Director. The Board may elect from its non-employee members a Lead Director, who shall have such powers and duties as prescribed by the Board. A Director shall be deemed to be a non-employee member of the Board if he or she is not employed by the Corporation or any of its subsidiaries.